Exhibit 99.1

FLJ Group Limited Announces Results of 2023 Annual General Meeting

SHANGHAI, China, September 18, 2023 - FLJ Group Limited (NASDAQ: FLJ) (“FLJ” or the “Company”), a leading technology-driven long-term apartment rental platform in China, today announced the results of its 2023 annual general meeting held on September 18, 2023. Specifically, the shareholders have approved certain changes regarding the authorised share capital of the Company, which has been changed to US$1,000,000 divided into 10,000,000,000,000 shares of a nominal or par value of US$0.0000001 each, of which 8,500,000,000,000 shall be designated as Class A Ordinary Shares of a nominal or par value of US$0.0000001 each, 1,000,000,000,000 shall be designated as Class B Ordinary Shares of a nominal or par value of US$0.0000001 each, and 500,000,000,000 shall be designated as Preferred Shares of a nominal or par value of US$0.0000001 each.

About FLJ Group Limited

FLJ Group Limited is a leading technology-driven long-term apartment rental platform in China. The Company offers young, emerging urban residents conveniently-located, ready-to-move-in, and affordable branded apartments as well as facilitates a variety of value-added services. The Company leverages advanced IT and mobile technologies to manage rental apartments in various cities in China. Technology is the core of the Company’s business and is applied to its operational process from apartment sourcing, renovation, and tenant acquisition, to property management. The focus on technology enables the Company to operate a large and dispersed portfolio of apartments with high operational efficiency and deliver a superior user experience.

For investor and media inquiries, please contact:

FLJ Group Limited
E-mail: ir@qk365.com

Christensen
In China
Mr. Rene Vanguestaine
Phone: +86-10-5900-1548
E-mail: rene.vanguestaine@christensencomms.com

In the U.S.
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: Linda.bergkamp@christensencomms.com